
Mail Stop 3561

July 31, 2007

By Facsimile and U.S. Mail

Bakers Footwear Group, Inc.
Mr. Lawrence Spanley
Chief Financial Officer
2815 Scott Avenue
St Louis, MO 63103

> **Re: Bakers Footwear Group, Inc.**
> **Form 10-K for the year ended February 3, 2007**
> **Filed April 24, 2007**
> **File No. 0-50563**

Dear Mr. Spanley:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Balance Sheets, page F-2

1. In future filings, please disclose the allowance for doubtful accounts or that one is not required. See Rule 5-02.4 of Regulation S-X.

Statements of Cash Flows, page F-5

2. We note the cash inflow from excess tax benefits related to option exercises included as financing activities in your statement of cash flows. You did not present an operating cash outflow for such option exercises on a gross basis as it appears that this amount is netted against another line item in the statement of cash flows. In future filings, please revise the statement of cash flows to present the amount on a gross basis in the cash flows from operating activities. See paragraph A96 of SFAS no. 123(R).

1. Summary of Significant Accounting Policies, page F-6

Inventories, page F-6

3. In future filings please disclose in detail how you account for inventory shrinkage. Provide us with an example of your proposed disclosure.

4. It is not clear from your disclosures how your policies with respect to consideration received from vendors complies with EITF 02-16. In future filings revise your disclosure to address cooperative advertising payments. Disclose how much you have reduced your advertising expenses by payment received from vendors. Also, it is not clear how your method of recognizing vendor payments represents a systematic and rational allocation of vendor payments. Please provide us with an example of your revised disclosures.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief Accountant